Exhibit 99.1

Record Date is set for the

Distribution of 25% Interest in Brookfield’s Asset Management Business

All material approvals have been received and the

Manager shares are expected to be distributed on December 9, 2022

BROOKFIELD, NEWS, November 22, 2022 – Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A) (“Brookfield”) and Brookfield Asset Management Ltd. (the “Manager”) today jointly announced a distribution record date of December 2, 2022 for the previously announced transaction for the public listing and distribution of a 25% interest in Brookfield’s asset management business, through the Manager, by way of a plan of arrangement (“Arrangement”). The transaction will result in the division of Brookfield into two publicly traded companies – the Corporation (Brookfield Asset Management Inc. will be renamed “Brookfield Corporation”) and the Manager (“Brookfield Asset Management Ltd.”).

Brookfield has now received board, shareholder and court approval, as well as all material regulatory approvals. Subject to the satisfaction or waiver of the remaining conditions to the Arrangement, it is expected the Arrangement will become effective at the close of business on December 9, 2022.

The NYSE and the TSX will both implement “if, as and when-issued” and “due bill” trading commencing December 1, 2022 and ending at the close of business on December 9, 2022. During this period, these designations will impact how the Class A limited voting shares of the Corporation and the Manager trade on both exchanges. The Corporation Class A shares and the Manager Class A Shares are expected to commence trading on the NYSE and the TSX under the symbols “BN” and “BAM”, respectively, on December 12, 2022. Please refer to the document titled Manager Listing Process – Q&A (www.bam.brookfield.com) on the Brookfield website for details of what is expected during this period.

The transaction will enable Shareholders to access a leading pure-play global alternative asset management business, through the Manager. Brookfield Corporation will continue focusing on deploying capital across its operating businesses, growing its cash flows and compounding capital over the long term.

* * * * *

1	Brookfield

About Brookfield

Brookfield (NYSE: BAM, TSX: BAM.A) is a leading global alternative asset manager with over $750 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

2	Brookfield

Forward Looking Statements

Information in this press release that is not a historical fact is “forward-looking information”. This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on Brookfield’s and the Manager’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Brookfield’s and the Manager’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Brookfield and the Manager can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

This press release contains forward-looking statements concerning expected future attributes of each of the Corporation and the Manager following completion of the Arrangement; Brookfield’s and the Manager’s beliefs on the timing and manner of completion of the Arrangement; the distribution record date; the date for the commencement of “if, as and when issued” and “due bill” trading for the Corporation and the Manager on the NYSE and the TSX, as applicable; the date for the commencement of regular settlement trading of the Corporation and the Manager on the NYSE and TSX; and statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and the Manager. Factors that could cause actual results, performance, achievements or events to differ from current expectations include, among others, risks and uncertainties related to: obtaining approvals, waivers, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Arrangement; future factors that may arise making it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement; the potential for significant tax liability for a violation of the tax-deferred spinoff rules and the expected benefits of the Arrangement.

Other factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which Brookfield and the Manager do business including as a result of COVID-19 and the related global economic disruptions; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which Brookfield and the Manager operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within Brookfield and the asset management operations; (xxiv) risks specific to Brookfield’s business segments including Brookfield’s real estate, renewable power and transition, infrastructure, private equity, credit, and residential development activities and Brookfield’s and the Manager’s asset management operations; and (xxv) factors detailed from time to time in documents filed by Brookfield and the Manager with the securities regulators in Canada and the United States. Other factors, risks and uncertainties not presently known to Brookfield and the Manager or that Brookfield and the Manager currently believe are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking information. Readers are cautioned not to place undue reliance on statements containing forward-looking information that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. Brookfield and the Manager disclaim any obligation or intention to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

3	Brookfield